UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “IBM Research and Nova Jointly Awarded the “Best Metrology Paper” at SPIE Advanced Lithography Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2022

NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova Website Link - https://www.novami.com/

Investor Relations Contact:
Miri Segal
MS-IR LLC
Tel: +917-607-8654
E-mail: msegal@ms-ir.com

IBM Research and Nova Jointly Awarded the “Best Metrology Paper” at
SPIE Advanced Lithography Conference

Demonstrating In-Line Raman Spectroscopy (Nova ELIPSON™) for Nanosheet devices

Rehovot, Israel – April 26, 2022 – Nova (Nasdaq: NVMI) today announced that its co-authored paper with IBM Research on “In-Line Raman Spectroscopy for Stacked Nanosheet Device Manufacturing” has been selected as the winner of the Diana Nyyssonen award for “best paper at SPIE’s 2021 Advanced Lithography Symposia.” The award was granted to Nova and IBM on the opening day of the 2022 conference. The paper is a result of a continuous collaboration between the companies that drove numerous innovative joint development programs to enhance advanced chip manufacturing. The paper demonstrates the novel technologies Nova promotes in advanced process control by utilizing its unique and differentiated solutions. As part of the collaboration with IBM Research, Nova installed its most advanced portfolio at IBM Research’s lab in Albany, New York.

Monitoring and controlling strain in next-generation devices within intricate nanoscale structures is a new challenge. A suitable non-destructive and fast in-line technique is critical for successful research and development and manufacturing. The joint effort demonstrates in-line  Raman spectroscopy for non-destructive strain metrology at multiple critical process steps throughout the front-end-of-line (FEOL) manufacturing cycle of stacked nanosheet devices. This paper establishes the importance of in-line Raman and support the growing demand  for  materials metrology in high volume manufacturing.

“Our in-line Raman spectroscopy work with Nova supports critical advances in logic scaling that offer new pathways of managing strain metrology for nanosheet transistors,” said Dr. Huiming Bu, Vice President, Hybrid Cloud Technology Research & Albany Operations at IBM Research. “This joint effort is indicative of the collaborative ecosystem IBM and partners have cultivated in Albany to steer our leading edge logic technology R&D roadmap.”

“We are honored to be selected for this prestigious award in collaboration with IBM Research,” said Dr. Shay Wolfling, Chief Technology Officer of Nova. “controlling Nanosheets strain at critical process steps is enabled by our innovative Nova ELIPSONTM Raman Spectroscopy solution that is designed to measure materials properties such as stress, crystallinity, and surface properties for both Memory and Logic devices. The joint work with IBM Research has demonstrated that through collaboration with our customers, we can introduce new technologies, offering groundbreaking solutions to enable the transition to next-generation manufacturing.”

About Nova:
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found at Nova’s website link - https://www.novami.com/.

Nova is traded on Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Forward looking statement:
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in global trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; risks associated with violations of environmental, safety and health regulations; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty to  integrate current or future acquisitions; lengthy sales cycle and customer delays in orders; failures to attract, recruit and retain qualified employees due to intense competition for highly skilled personnel; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.